DNA PRECIOUS METALS INC.
(Stationary)

February 28, 2012

Securities and Exchange Commission
Washington, D.C.

Re:          DNA Precious Metals, Inc.
Registration Statement on Form S-1
Filed December 20, 2011
File No. 333-178624

Dear Sir/Madam:

The following is filed in connection with the comment letter dated January 16, 2012.

The undersigned, on behalf of DNA Precious Metals, Inc.  acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/James Chandik
James Chandik, president